

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2015

Seong Woo Nam
Chairman and Chief Executive Officer
Hanwha Q CELLS Co., Ltd.
Hanwha Building
86 Cheonggyecheon-ro, Jung-gu
Seoul, Korea

> **Re: Hanwha Q CELLS Co., Ltd.**
> **Registration Statement on Form F-3**
> **Filed April 29, 2015**
> **File No. 333-203726**

Dear Mr. Nam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus

1.      Please tell us why you believe that you are eligible to use Form F-3. In this regard, tell us the extent to which you considered General Instruction I.A.4 of Form F-3.

Prospectus Cover Page

2.      At the top of the prospectus cover page, please disclose the aggregate dollar amount of the securities being registered pursuant to this offering.

Summary, page 1

3.      Please revise your summary to include disclosure of your accumulated deficit and
        substantial indebtedness.

Industry Trends and Outlook, page 2

4.      Please include disclosure of industry trends that have had or are expected to have a
        material impact on your business or results from operations. For instance, we note your
        disclosure on page 10 that subsidies may be reduced and your disclosure on page 63
        regarding trade sanctions.

5.      Please include disclosure of your plans to increase production capacity as well as possible
        oversupply and waning demand for solar products and installations. In this regard we
        note your disclosure on page 24 regarding expansion.

Our Organizational Structure, page 3

6.      Please revise the disclosure in the diagram in order for it to be legible.

We depend on a limited number of customers, page 21

7.      Please expand the disclosure to identify the customers mentioned in this section. Also,
        expand the appropriate section to discuss the material terms, such as duration and
        termination provisions, of your agreements with the customers.

Our dependence on a limited number of suppliers, page 22

8.      Please tell us the names of the suppliers mentioned in this risk factor and provide us your
        analysis of why those names need not be disclosed. Also, expand the appropriate section
        to discuss the material terms, such as duration and termination provisions, of your
        agreements with the suppliers.

Unaudited Pro Forma Condensed Combined Financial Information, page 56

9.      We refer to the Pro Forma Condensed Combined Statement of Comprehensive Loss. For
        SolarOne, please clarify the reason for the difference in the number of outstanding shares
        under the U.S. Dollar column versus the RMB column.

10.     Please revise to present the individual pro forma adjustments in self balancing form.
        Please also revise the associated footnotes so that the descriptions of the adjustments
        clearly explain the nature and derivation of the amounts of each pro form adjustment.
        For instance, the balance sheet adjustments are currently referenced to footnotes 1 and 3;

however, it is not clear how the adjustments are derived from the information presented in the footnotes. Similarly, the adjustments on the statement of comprehensive loss are referenced to footnotes 1, 3 and 4, but it is not clear how the adjustments can be reconciled with the disclosures in the referenced notes.

11.    As a related matter, please revise the second paragraph under the table on page 60 to show the calculation of the consideration transferred totaling $95.8 million.

12.    We also note that you have preliminary concluded that the carrying amount of SolarOne's fixed assets exceeds its fair value. Please tell us and revise the disclosure to describe the reasons for that determination and to briefly clarify how the preliminary fair value measurement was determined.

13.    We note that there are no adjustments to record acquired assets and liabilities at fair value other than an adjustment to reduce the carrying amount of fixed assets. Please tell us how you applied the guidance from FASB ASC 805-40-45-2b in estimating the fair values of the acquired assets and liabilities in the pro forma balance sheet. In that regard, normally the purchase price should be allocated to specific identifiable tangible and intangible assets and liabilities in the pro forma balance sheet. To the extent your allocation is preliminary please revise to identify any other significant fair value adjustments likely to be recognized. Also, clearly describe the specific aspects of your fair value evaluation that are not complete.

Warranty Costs, page 75

14.    Regarding the warranty for SolarOne's PV products, we see that the warranty was extended and improved to cover products for a longer period beginning in 2013. Please tell us how you reconsidered the standard 1% of revenues accrual for warranty costs given the enhanced warranty.

15.    We see that Q CELLS accrued warranty costs based on 1% of product costs of PV modules in the period ended December 31, 2012 and 0.5% in the years ended December 31, 2013 and 2014. Please explain to us the changes circumstances and judgments leading to the reduction in the accrual percentage. As a related matter, in that SolarOne accrues warranty liabilities based on revenues and Q CELLS accrues warranty liabilities based on production costs, tell us how your pro forma data considers the difference in the underlying accounting practices.

Impairment of Long-Lived Assets, page 75

16.    In light of the decreases in market prices of PV products in recent periods and the significance of fixed assets to the balance sheets of both SolarOne and Q CELLS, please revise to describe how you estimate future cash flows for impairment testing purposes.

Please also describe the nature and extent of subjective judgements and estimates that underlie the projections of future cash flows.  Further, to the extent that changes in assumptions could have a material impact on your financial statements, also describe the susceptibility of the assumptions to reasonably possible changes.  Refer to the interpretive guidance from Section V of the Commission Guidance Regarding Management´s Discussion and Analysis of Financial Condition and Results of Operations, Release No 34-48960.

Legal and Administrative Proceedings, page 106

17.     Please expand the disclosure on page 108 to state the portion of the quota that has been allocated to you.

Our Competitive Strengths, page 110

18.     Please revise here and on page 126 to balance the discussion of your competitive strengths with a discussion of competitive challenges that you may face (if any) and the impact of the Q CELLS transaction on the competitive strengths and/or challenges you discuss.

Principal Shareholders, page 149

19.     Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of the entity identified in the table.

Transactions with Hanwha Corporation, page 152

20.     You disclose that you sell PV modules to Hanwha Corporation, which then resells the modules to system integrators and third-party distributors in various markets.  Hanwha Corporation's website lists a representative office in Iran, a country that is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current and anticipated contacts with Iran, if any, whether through subsidiaries, affiliates, customers, distributors or other direct or indirect arrangements.  You should describe any services, products, information or technology you have provided to Iran, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the government or Iran or entities it controls.

Hanwha Q CELLS Investment Co., Ltd. and Subsidiaries Consolidated Financial Statements

Independent Auditor's Report on Hanwha Q CELLS Malaysia Sdn. Bhd., page F-3

21.     In your next amendment, please have the auditors revise their report to provide the location where the audit report was issued.  Refer to Article 2-02(a)(3) of Regulation S-X.

Note 2.  Summary of Significant Accounting Policies, page F-8

l) Variable Interest Entities, page F-11

22.     Please clarify for us the factors you considered in concluding that you are not the primary beneficiary of the two VIE entities in the U.K.

m) Revenue Recognition, page F-12

23.     We note the disclosure that you recognize revenue from long-term solar systems integration services using the completed contract method.   Please reconcile that disclosure with the disclosure on page 74 indicating that you use the percentage-of-completion method to recognize revenue related to long-term solar systems integration services.

24.     As a related matter, please describe to us the facts and circumstances leading to the selection of the completed contract method of contract revenue recognition.  Tell us how you applied the guidance in FASB ASC 605-35-25 in reaching your conclusion.

25.     Tell us whether you enter into PV downstream projects where you own or control the underlying real estate.  If so, tell us how your related revenue policies consider the guidance from FASB ASC 360-20.

Note 5.  Balance Sheet Components, page F-18

e) Warranty Provision, page F-20

26.     Please tell us and revise the disclosure to explain the reasons for the significant decrease in the provision for warranty costs between 2013 and 2014.  Please also tell us and revise to explain the reasons for the reversals of pre-existing warranty accruals in each year.

Signature, page II-5

27.    Please indicate clearly below the second paragraph of text required on the Signatures page who has signed your registration statement in the capacity of principal financial officer, and controller or principal accounting officer.

Exhibit Index, page II-7

28.    Please file as exhibits your contracts with the customers mentioned in the third sentence of the second risk factor on page 21 and the agreements mentioned in the first paragraph on page 153.

Exhibits 5.1 and 5.2

29.    Please confirm that at the time of each take-down of securities from this registration statement, you will provide an opinion of counsel covering the issued securities that does not contain inappropriate assumptions or qualifications.

30.    Revise your 5.1 opinion to state that you have reviewed all documents necessary to render your opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Dan Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Dan Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): Dong Chul Kim, Esq.